Nanotechnology-Enabled Targeted Viricides” A Publicly Traded Company, “NNVC” www.nanoviricides.com

March 17, 2010

Via Edgar Only

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler,
Assistant Director

Re:	NanoViricides, Inc.
Registration Statement on Form S-3
Filed on March 4, 2010
File No. 333-165221

Dear Mr. Riedler:

Please be advised that the undersigned is the duly elected Chief Executive Officer of NanoViricides, Inc. (the "Registrant").  Having been advised that the Commission has delivered comments to the Registrant's Form 10-K for the Fiscal Year Ended June 30, 2009 and the Form 10-Q for the six months ended June 30, 2009, the Registrant hereby withdraws its request for acceleration of the effective date of the Registration Statement, effective immediately.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Eugene Seymour
Eugene Seymour, MD MPH

135 Wood Street, Ste. 205, West Haven, CT 06516. Tel./Fax: 203-937-6137.